 **THERE**

# Thr Users Have A limited Time To Invest

Hi ,

This is Eric, founder of Thr. (there). I wanted to personally let you know about a limited-time opportunity to invest in the future of Thr, exclusively for our loyal users.

We're excited to offer you the chance to be part of our growth as we scale. Don't miss out—our investment campaign will close soon!

**INVEST IN THERE TODAY**

Please reply to this email if you have any questions.

